07027222

September 17, 2007

Day

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mailstop: Room 3628
Attention: Rule 12g3-2(b) exemption

SUPPL

SEC MAIL
RECEIVED
SEP 24 2007
PROCESSING
WASH. D.C.
200
SECTION

Regarding: Day Software Holding AG
Exemption number 082-34849
Application for amendment to Rule 12g3-2(b) exemption for purposes of future electronic publication of required disclosure documents

Dear Sir or Madam:

We have previously submitted documents required under paragraph (b)(1) of Rule 12g3-2 in a paper format.

Pursuant to the SEC's recent amendment of Rule 12g3-2 under Release 34-55540, Day hereby applies to amend its Rule 12g3-2(b) exemption and furnish its required disclosure documents via its website, which can be found at www.day.com (specifically at the link http://www.day.com/site/en/index/company/investor_relations.html.html), in lieu of paper submissions.

Please do not hesitate to contact me at scott.olson@day.com, or at the telephone and fax below, with any questions.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Sincerely,

Scott D. Olson
General Counsel
Day Software, Inc.

CC: Tracy Sharp,
Corporate Controller, Day Software, Inc.

Peter Nachbur
General Counsel, Day Software Holding AG

END